Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: August 26, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation ("Vireo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Planet 13 Holdings Inc., a Nevada corporation ("Planet 13"), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo ("Merger Sub"), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the "Merger").

On August 25, 2026, Tyson Macdonald, Vireo's Chief Financial Officer, and Sam Armenia, Vireo's Director of Capital Markets, participated in a live fireside chat hosted by Pablo Zuanic of Zuanic & Associates. A transcript of the interview is set forth below.

Transcript

FIRESIDE CHAT WITH VIREO GROWTH MANAGEMENT – AUGUST 25, 2026

PABLO: Good morning everybody. It's Pablo Zuanic with the analysts at Zuanic & Associates. I have the pleasure of welcoming the senior management of Vireo Growth. We have Tyson Macdonald, Chief Financial Officer, and we have Sam Armenia, Director of Capital Markets. Welcome to both of you.

TYSON: Thanks, Pablo.

SAM: Thank you, Pablo.

PABLO: Before we start here for the audience, if you're keeping track, I mean Vireo Growth in terms of sales, if you factor all the pending deals, it's already the largest, if not one of the top two largest US operators by revenues, right? If you exclude Curaleaf International revenue, they are bigger and they are pretty much in line with Green Thumb. But you know, but there's a lot of numbers you have to put together to get there. But again Vireo Growth tier one multi-state operator moving fast, consolidating the industry. So let's start Tyson, provide a brief overview of what Vireo Growth. And then both of you can just introduce yourselves and remind people when you join Vireo and from where. Thanks.

TYSON: Sure. Thanks again, Pablo. So Vireo Growth is a leading vertically integrated cannabis company. We're building a broad platform across both cannabis and the adjacent agricultural markets. The company operates cultivation, manufacturing, retail, home delivery distribution, agricultural supply businesses across the United States, which creates exposure to both cannabis and complementary adjacent markets currently based on what's closed, we have operations in 10 states and approximately 170 dispensaries nationwide. You know, we're really focused on combining discipline capital allocation, strategic acquisitions, local market execution to really scale the platform and ultimately drive long term shareholder value companies focused on expanding market share and ultimately strengthening the portfolio of consumer brands and services while also supporting customers, employees, shareholders communities it serves and really all the stakeholders that are part of what we are.

You know, my background as the CFO, I have a diverse career in finance and technology from a startup hedge fund to a public company M&A and strategy work and have been working in cannabis for almost 10 years at this point. I've held a number of different roles throughout the industry and ultimately joined the company alongside John Mazarakis, the CEO, in December of 2024 alongside the first three acquisitions that we announced.

PABLO: Thanks. So I know people know you well from C21, but just brief background about yourself and when you joined Vireo.

SAM: Yeah, I was with C21 as VP of corporate development for the last seven years. The deal closed on Friday so I joined Vireo about six weeks ago I would say maybe six to eight weeks ago in official capacity as the deal was in progress I was juggling both roles but now, I'm fully on board with Vireo and couldn't be happier. My background is you know seven eight years in the industry previous to that I was in finance and spatial analysis a bunch of different roles that kind of I would say they have parallel paths to my role currently in cannabis.

PABLO: Right, great thank you so look I mean obviously it's a roll up strategy Tyson I'll start with you lots of deals in a short period of time how are you integrating all the assets and then I have a follow up for Sam is that if you can provide you know what evidence can you give that integration is going well so far? Sam, but I'll start with you Tyson first.

TYSON: Yeah yeah I think it's important, it's a great question it's the right question. I think when you take a careful look at the assets that we've acquired you know we you know we're starting with businesses that have mature and successful teams so if you look at you know December 24 we announced Deep Roots in Nevada, Wholesome in Missouri, and I'm sorry, Wholesome in Utah, and Proper in Missouri. Each of these businesses had multiyear track records of profitability and growth market leadership within their respective markets for us integration was really focused on day one from an analytics and back office perspective with a focus on procurement as well. And really had more to do with that than necessarily about operating the businesses differently than they than they had been operating and creating success up to that point. So you know when we close the transactions, we've done a fair amount of pre-integration planning. You know we had consolidated financials well in advance of closing you know and then ultimately had everybody migrated onto our financial platform really one to you know one to two months after closing so you know from that point forward you know the focus was you know was on refinancing that's where you know we could create a tremendous amount of value shortly close or shortly thereafter of closing those deals or refinanced all the acquired debt.

TYSON: We've seen declining market growth. You've seen some significant market share gains. And I think that's a combination of starting with an exceptional team and really turning their focus away from having to manage a balance sheet and focusing on what they do great in their respective markets. The other one that I would touch on, which I think is interesting as well, when you think about the acquisition of the Schwazze's assets in Colorado, certainly the business itself was over levered. That was creating a ton of really taking a ton of the team's time. But the team underneath is one of the better teams that we have. I mean, they're all exceptional, but the Colorado team is as good as any of them. And we stepped in to fix the balance sheet. But once you peeled that away and sort of acquired the underlying assets and set the team free to really focus on the business, it's really unlocked a lot of incremental progress in those markets, both from just focusing on how to win organically, but then also providing the right platform for the subsequent PharmaCann, Colorado deal, which really that team on the ground is tons of experience doing large scale integrations in grocery and CPG. They really led the operational integration of the PharmaCann assets, the east Colorado assets, they're engaged now on the cannabis Colorado integration. So, our ability to manage integration activities while maintaining, I think, a healthy pace of accretive M&A has to do with making sure that we are building around some of the highest quality teams, I think that exist in cannabis today.

PABLO: So, Tyson, before I go to Sam, I think that one mistake that people make is that you're buying what I would call, in some cases, distressed balance sheets, but not the distressed businesses or distressed assets. Right? The underlying businesses are in good shape, but in some cases, it was a balance sheet that was a problem, right? Just a short answer.

TYSON: Yeah, no, it's a, it's a, it's a good clarification. Pablo, you know, yes, there's a difference between an over levered company that can't service its debt. And, again in the case of the Schwazze's assets, it was the largest operator in Colorado, one of the largest in New Mexico. You know, they know how to run in a mature market. They know how to run, with intense competition. And it's a team we can and have built around. I can't really think of a truly distressed business. I mean, a couple of them have, have some things we've had to work through, but, you know, a truly distressed business has mostly been really coming in to fix the balance sheet and, and seeing past that, you know, to what, what, what's it's been beneath it from a team and, and operating assets perspective.

PABLO: Sam, on to you.

SAM: Yeah. Well, I mean, the proof is in the pudding on, on this type of aggressive roll up strategy. Right. And so if you look at some of our Q2 numbers that we reported, 7% same store sales growth. Just to clarify on that number because there has been some confusion on it. That is, you know, Tyson had referenced it as a proxy in the, in the earnings call. But really, in essence, it's what the asset was before it was consolidated on a year over year comp basis. So, this is 7% organic growth in these assets. Now, if you, if you drill down at some state levels, Tyson mentioned Nevada Deep Roots in Nevada did 14% growth year over year. That's in a double-digit decline in Nevada. So similar to C21, we had also experienced kind of double-digit growth year over year. You know, these, these are outlier performers in, in, in a declining market that are gaining market share. And so when people ask, well, you know, there's integration risk, where's the proof that, you know, you guys are consolidating these assets in a way that's building value. I mean, we're, we're providing segmented state level data. So you can see what's, what's happening on the ground in, in, in these markets. And, you know, in that first tranche of deals with Deep Roots, Wholesome and Proper, I mean, Deep Roots is up 14% year over year. Wholesome in Utah was up 13% year over year. So, you know, the proof is ultimately in those numbers that not only are we buying really strong assets in these markets, in a lot of cases, in these mature markets that, you know, have longstanding traditions of generating profit and cash. But, but they're improving under Vireo's leadership. And part of the reason, of course, is what Tyson is referencing, which is when you take the constraint of, you know, corporate in the balance sheet off of these operators and let them just operate and you provide them the resources that Vireo is providing them in terms of, you know, refinancing, in terms of back office data intelligence, things like that, you know, it really affords them the opportunity to shine. So, you know, there continues to be other areas of, of, of examples like Eaze closed the first day of Q2. And if you follow the Florida, you know, volume numbers that are published by the state, you'll see that Eaze has been, you know, leading or at the top in terms of growth since, since joining Vireo since consolidation.

PABLO: So that's good. Thank you. Look, I mean, for the audience, obviously, we have a lot to cover. We'll try to drill down to states pending deals Planet 13, for example. But I believe that the roll up part to a strategy is, is very important to understand. So we'll stay here on this subject for a while. Tyson, some companies talk about just being focused on license restricted States. In your case, you have Colorado, California that we describe as more mature, low price markets. Where is the focus or a bit of both?

TYSON: Yeah. I mean, it's, it's, it's definitely a bit of both. I mean, I, when you think about, you know, different markets have different barriers to entry. And there's certain externalities in the market you can control, like policy or license gaps, you know, but then there's execution, which you can absolutely control. And so I think, you know, we, we definitely want to focus on, you know, building a business of operators that, you know, can execute at a high level in the markets they know best, give them the tools to win. You know, but I will say when we think about, you know, building a portfolio of non-volatile cash flow, you know, I can look at a business like Colorado, you know, where we have a scale advantage. You know, we have a much more mature market and feel, you know, I feel like we can underwrite those cash flows. Like, I feel very confident in what we can deliver in that market, which is to say we don't, we don't, you know, love the other markets. It's just we, we recognize there is always external risk, you know, that, that does introduce potential volatility in the future. And it's just something that as managers, you know, we feel like our mission is to, is to build, is to, is to reduce volatility and cash flow. So investors can, they can underwrite, you know, to what their, their long-term expectations are. So it's not an either or. They definitely take different strategies. You know, we definitely have a bias towards, and we like building winning businesses and in the, you know, the more competitive, more mature markets. But again, more about, you know, just predictable long-term margins.

PABLO: Thank you. Look, I'll, I'll go back to a question that I asked in the second quarter conference call that John, I think answered very clearly, but for this audience here, obviously this is a very different rollup strategy from some failed rollups that we've seen in the space, like Cannabist and Ayr. You know, I would put PharmaCann. They are also in others. Right. But maybe in your words, why is it different? Tyson or something.

TYSON: Yeah. Yeah. I mean, I, I want to avoid talking about, you know, what may have not worked for others. But, you know, I, I, you know, we can focus on, you know, what are we focused on that I think is a winning strategy in any industry? You know, it's, again, we're, we're focused on great operating teams. You know, I think people and culture, you know, win, particularly when things are, things are challenging. Right. You know, we've intentionally built a very low leverage business, so we do not have a stress balance sheet. We've been very mindful and careful about, you know, where and how we buy and acquire these businesses. And we're looking to push for scale. So we have, you know, local teams that are doing the heavy lifting. We've bought scaled businesses, I think, at good prices. And, and really, you know, everyone, you know, we treat, we treat the folks that have come into this as partners and, and they really are, I think I can say to the, to the, to the person, like, bought into the longer vision of what we're trying to do. And at the end of the day, we're, you know, I would simplify it to say, we're just trying to build a Fortune 500 quality company. I mean, it's, how do you build an institutional business that can endure, you know, external uncertainty, you know, local market uncertainty? You know, you build great teams and you, you know, you, you don't stress the balance sheet and you empower them to go and, and execute. I think that's, I mean, that's the thesis behind what we're doing. And I think it, I do think it's working.

TYSON: I think you pay the right price, too, right? I mean, that's, you know, to your point, we don't want to talk about what went wrong in the industry in the past, but a lot of the aggressive M&A rollup that, that took place, took place, you know, at the cycle highs. And, you know, so, so buying, I think now the time is right. You know, you're paying multiples that I think you can build accretive value from. It's not just, you know, distressed pennies on the dollar assets here. Right. Like C21, which just closed this week. This is, you know, a business that has been generating free cash for longer than any public cannabis company. You know, I know because I was there for the last seven years, and we were the only, you know, we were the only public cannabis company that paid off at senior debt with free cash flow. We never leveraged the balance sheet. We, you know, we come, we come into Vireo with essentially no net debt whatsoever. And so it's, it's turnkey, it's non-volatile cash flow. You know, margin compression is, for the most part, already taken place in, in a mature Market like Nevada. And so to Tyson's earlier point about non-volatile cash, you know, it's predictable. We can underwrite what, what the future of that business looks like and how it kind of fits in perfectly with what Deep Roots has already built there, so.

PABLO: Right. Yeah. And just, I mean, for the audience to have one point, you know, people talk a lot about price compression in the license restricted States. You have to remember in places like Ohio and others, you're starting from double digits, right? 10, 11 per gram. So, so of course you're going to have more normalization over time, but so that's something very important to keep in mind. Tyson, two quick questions, short answers. Why invest in ancillary businesses like Hawthorne and Bridgewell and also in the Q2 call, you seem to imply, maybe a misinterpreted that you will be taking a breather on further M&A until 2027, maybe clarify that. Just short answers.

TYSON: Sure. Yeah. So, I mean, on the, on the Hawthorne-Bridgewell side, you know, I think there's two, two simple pieces to it, you know, procurement's been a big focus from an integration perspective. I think we've realized a lot of savings by putting a procurement office in place before we even close the first three deals. You know, this sort of takes it to a new level from a scale perspective that we think benefits, you know, what is becoming a very large platform. I mean, the second piece to it is, you know, the, the ABL we announced with, with Bank of Montreal at SOFR + 175, you know, was made possible by, you know, a very non-cannabis business in the ancillary space. And I, I think that does create a meaningful cost to capital advantage, you know, with, with tremendous flexibility to upstream cash, you know, that potentially opens, you know, opens an avenue to sort of further, you know, further opportunities for us sort of on that side. You know, in terms of strategy for, for the rest of the year, and, I mean, I'll say, I guess pretty clearly, no, we have not hit a pause on M&A. So I think that's, you know, I think that's as clear. Then get there. You know, if, if anything you might have sensed is, you know, the Q2 call was a bit of a milestone, you know, after we announced the first three transactions, you know, we really laid out a plan for the next 18 to 24 months to include the refinancing to include, you know, a pipeline of sort of what we wanted to accomplish. And, you know, by the time we hit the Q2 call, you know, a couple things changed or were added, but we, we pretty much executed, you know, the plan that we, you know, we sketched out when we announced the first three deals. So, you know, if anything, you may have got from the team just a, you know, you know, we ex, we did a lot in a pretty short period of time, and I think we did it. We did it well. Obviously, you know, there is always room for improvement. But I, you know, I, you know, and now on to the next chapter. But, you know, I think you might have just got a little bit of a, you know, you know, we got to where we, we, you know, we saw the vision and we executed against the vision, and now we got to lay the groundwork for sort of the next, the next phase.

PABLO: Right. No. And of course, I mean, congrats on all you, all you accomplished so far. Quick question on valuation Tyson for you on my math factoring all pending on deals. You're trading about 0.8 times EV to sales. Could I leave it at three times to leave 2, 2.5 times? Is my math, right? And what, what explained that discount in your opinion?

TYSON: I mean, I guess it sounds about right from what I've seen, you know, with, I mean, in terms of a discount, I mean, I, you know, with the pace of the, of M&A in this business, I mean, there is a reality that it's simply going to take some time for reported numbers to catch up. So, the reality of where the business is, you know, we are cognizant that, you know, credibility and trust with investors is something that you have to earn over time. And so, you know, we, you know, we do and have focused our energy and attention really on execution, because that's what delivers reported numbers and consistently, you know, delivering on numbers is what builds trust over time. So, you know, I do, there's a reality that we recognize that, you know, we just have to focus on, on delivering organic growth in the portfolio, you know, in the meantime, you know, we announced the stock buyback and we're, we're happy to be buying our stock at these levels. So, you know, that's sort of the best we can do.

PABLO: And you also did the reverse stock split, right? You also did a reverse stock split?

SAM: Correct. Correct. I would add Pablo, too, that I think, you know, some of the accomplishments that have already taken place aren't being maybe appreciated by the market because, you know, the, the pace of the M&A obviously hard to keep up with, and to Tyson's point, it takes a while for the, for the numbers to backfill on consolidated, you know, GAAP basis. But one of the numbers that we did provide in our, in our investor communications is a per share growth metric. And, you know, we're seeing somewhere around, you know, it's essentially double digit growth quarter over quarter on both a GAAP basis and a pro forma basis. So when, you know, when people ask about integration risk or they ask about, you know, is this M&A accretive? The easiest way to, you know, determine whether or not what we're doing is just, you know, scaling versus building accretive value is to look at per share basis, you know, right now we're at, as of Q2 54 million shares, and the run rate of 254.9 million pro forma for Q2. That is 1874 per share of revenue and $3.05 of EBITDA per share. So, you know, if you compare that across the industry, I think it looks pretty favorable. And especially if you compare it to where the previous couple quarters were for Vireo, you'll see that we're, you know, we're building on a per share basis. And I think that's really important ultimately.

PABLO: Yeah, I would say quite exceptional to some extent also within the MSO group. And, and even if I add some LPs in terms of garnering that aggression or so on, just moving on the discussion here, questions for both, if you can just provide a brief overview about some of the deals that are pending. Right. Rational overview, any metrics you want to share. Planet 13, Fluent, C21, Cannabist. And if you want to touch on the Ohio or Pennsylvania deals, anyone? Sure. I mean, C21, I mean, Sam, maybe you can take that. I, the only note I would make on C21 is we actually just closed last week, which I think is the, the fastest we've been able to close to date. And, you know, I noted, you know, we got started with the first three deals, you know, integration took a couple months to get on the platform. We actually, you know, had the financials all on our system, you know, by the end of the day, Friday. So, you know, we've really, you know, we've, we've worked to improve how we, you know, how we, we get from sign to close and, and get everybody sort of integrated into the systems. But, Sam, you can talk about C21 a little more and Planet 13.

SAM: C21 is Vireo already, right? I mean, that's going right. The integration has already taken place. And, and, you know, it's, I, I believe it's the, the quickest closing of, of a, you know, public deal in this, in the space. I mean, we, we announced definitive in, in June, and here we are in August and, and the deal's already closed. So hats off to the team for, for executing at that pace.

TYSON: Right. Yeah. And I think the rationale is straightforward. I mean, I think, you know, we have a great business in Nevada. You know, they operate in, in a, the C21 assets are in a part of the state that we don't have presence. And so it's really very complementary to what we're doing, particularly when you add then Planet 13 alongside that, which just, you know, further adds significant scale to the Nevada business. You know, that, that transaction was very interesting as well because it further increases the scale in Florida, you know, which I think, you know, between Fluent and Planet 13 alongside the, you know, the already acquired Eaze platform. You know, we've, we've managed to, with a pretty capital efficient way, you know, assemble, you know, a pretty large platform of assets in that state. And I, and I think the components are there to, you know, to grow, you know, per store revenue metrics, you know, much higher and more consistent with what you're seeing from the rest of the industry. And, and ultimately, you can probably make some assumptions on, you know, vertical margins for that business and what Adjusted EBITDA contribution will look like. I think if you apply that back to sort of purchase prices across those, those assets, you know, it will be probably the, the lowest cost scale platform in that state, you know, by far.

PABLO - Any color you want to give on the Ohio and Pennsylvania transactions for you and Cannabist?

TYSON: Yeah. I mean, Ohio is pretty simple. It's, you know, it's one of the better operators in that market, you know, with a fair amount of organic growth as well as some additional stores set to open, you know, completely vertical, great team. So I think it was, you know, it was sort of built for us. And, you know, we were able to step in. And, and I think that's going to be, you know, a significant value add to the whole portfolio. You know, Pennsylvania is, you know, we saw an opportunity to, to, to make an initial investment there, you know, again, in a pretty capital efficient way, you know, as we have a JV and, and the partner providing, you know, capital for the build out. So I think, again, it's a, it's an attractive way to enter what we think is, you know, I think, like most operators in the industry think is going to be a compelling market over the next couple years.

PABLO: That's good. Look, I mean, we're going to move the discussion out to a state level by my math. I think you're in 15th or 15 or 16 states. I don't know if West Virginia is part of the Cannabist deal, but let's just discuss here more specifics. Let's start with Florida. I mean, for Sam, talk about operational upside in Florida and plans to open more stores, if any.

SAM: Well, I mean, the good thing about Florida is you can see what the, what the businesses are doing on a volume basis with the weekly reporting that OMMU does there. And, you know, the trajectory of Eaze over the last four or five months has been exceptional. And to Tyson's point, you know, as we integrate the Planet 13 and Fluent assets into that, you know, the expectation is we'll see, you know, some efficiencies as those businesses, you know, join and, you know, I think we're at 100 and just over 100 stores with the three together. So you're already talking about one of the largest footprints in that state with the intention to, you know, keep growing. But obviously growing organically is the focus for sure.

PABLO: And, Sam, what, what makes, obviously, you have the Deep Roots deal there of Fluent, Planet 13. What makes that market attractive?

SAM: Non-volatile cash flow. I mean, Deep Roots has been a profitable business for a long time in C21's been a profitable business for a long time. And, you know, these are two, these are two businesses that don't really overlap whatsoever in that state. You know, C21 has had the market share in the north for, for quite some time. And Deep Roots has had the more the border and, and southern market share. So combining those two makes us the market leader in terms of market share in that state. And when you have that kind of scale, you know, the economies of scale that come with that, with purchasing power, with the ability to, you know, to really drive efficiencies across the platform. And, you know, again, it's, it's, it's a mature Market that is, you know, for the most part, it's vertically integrated. Most of the MSOs are already in that market. There really isn't much of a wholesale Market in Nevada. It's, it's really focusing on driving, you know, consumers through your retail and, you know, offering, obviously, a wide variety of, of products in-house so, you know, both the Deep Roots platform and the C21 platform have that and they complement each other in that way. Well, you know, Planet 13 obviously is, hasn't closed yet, but that we believe is also going to be complementary to the platform with the superstore in, in, in Vegas and, and, and the grow and, and the ability to kind of further scale that platform. So we're really excited about the Nevada market. I mean, it's, it's a huge winner for us, for sure.

PABLO: Before we keep going with the various states, I think Tyson, maybe just stepping back by my math, including pending deals, the largest contributors to revenues in this order for Vireo Growth within Nevada, Florida, Colorado, Missouri and Minnesota. Is that about right? And I know that's a lot of moving parts.

TYSON: You, you may need to give them to me again. Sorry. Go ahead.

PABLO: I went through a Nevada, Florida, Colorado, Missouri, Minnesota would be your top five states.

TYSON: Yeah. Yeah, that's correct. That's all right.

PABLO: Okay. So let's move on to Minnesota. And you touched on Colorado before and explained the rationale being there. Are you expanding capacity in Minnesota? How fast is the market growing? Any concerns about the quick increase in the state store count.

TYSON: So we are expanding. You know, we, we have a new state of the art indoor facility that I was there a couple weeks ago and there's plants, plants in the building. So we expect that to start bringing product to the market, you know, later this year. You know, there's, you know, bringing more stores, you know, generally in most markets we've seen, you know, does bring increased demand. Obviously, you know, if you're just trying to cling to your position, you know, that, that isn't going to work. But I think we have, you know, I do think we have a good strategy around providing, you know, scale, wholesale products to that market, continuing to run our stores, you know, with exceptional service and serve customers. Like, you know, having more retail come into market is expected. It will benefit, obviously, on the supply side. You know, we'll, we look forward to, you know, some amount of stabilization of that market over time. But I do think that does yield tend towards driving incremental growth, you know, before you see some flattening out. But I, you know, we feel comfortable with the position we're in, you know, both in terms of just store quality and again, being able to bring incremental product into that market. It has been a, it has been a constrained Market on the supply side, which has been frustrating for, you know, all participants. And so I think it'll be, it'll be, it'll be helpful to, to start to bring some additional, some additional, you know.

PABLO: But you're in a great position in the sense of, although there's a very quick rise in the number of stores, the capacity is still very slow, new capacity. Right. So you are expanding and not many others are, to my knowledge. I mean, you have a sense of that Market Dynamics.

TYSON: Yeah. I mean, I, I think it's, you know, structurally challenging. I mean, there still is, you know, building cultivation is more expensive. And the, the working capital cycle is way longer. So it's just making those types of commitments is more challenging. And, you know, this is a market where, you know, new capital projects are, there's only so many, so, and, and it's really been concentrated with smaller operators. So it's, it just makes it difficult to, to bring significant additional quantity or capacity into that market. So, you know, I'm not happy about that per se. We just, you know, we're operating under the rules that we have, and we're just trying to work as hard as we can to bring, you know, incremental product to serve, you know, additional retail, serve additional customers. So, you know, there are some structural impediments, you know, but I, you know, from a, from a how we're positioned, we're, we're certainly in good shape in terms of, you know, retail footprint and wholesale capacity.

PABLO: I'm going to ask the same question for Colorado and for Missouri, you know, roughly, do you have a sense of where you are in terms of market share and is there room for further consolidation for you to buy more, more operators there to go deeper?

TYSON: Yeah, I mean, Colorado, you know, we, we've acquired four of the top five retail operators in that market. So, you know, have, have a clear market share advantage at this point. I do think there's, there's room for further consolidation in that market. We, we look at, you know, I wouldn't put a number on sort of where, you know, what's the right number? It's just, you know, we see areas where there's still opportunities, you know, for us to, to continue to look for, for more sort of tuck in deals. You know, Missouri, we have, you know, we have 11 stores open. And, you know, we can have up to, what, 20, 22 stores. So, I mean, there's certainly an opportunity to, to scale more into that market as well. You know, like anything where I think we're, you know, aggressively patient, like we'll, we'll, you know, look at all the opportunities and be in conversations. But, you know, we will, you know, we'll ultimately get the deals done that, that makes sense for us. And we can, we can be patient about it.

PABLO: Look, I want to go back to Florida and only if you can answer, but you have the, the Green Dragon business, you have the, we have Fluent and then Planet 13. I don't know if the rules have changed, but you will have to sell licenses, right? Paper licenses. And I don't know if there's a market for that and even assets. I don't know how much you can say Tyson on that subject, but any color would help.

TYSON: I mean, I think we've, we've had active dialogue with the state regulators, and we have a plan to, you know, close in a regulatory compliant way. I mean, I don't necessarily ascribe, you know, significant value to the license. So it's, you know, it's really for us, we're building the platform in that market. So, you know, we didn't underwrite to needing to divest a license.

PABLO: Right. But, okay, but in terms of operating assets like cultivation, do you want to, I mean, don't again, what you can share, but can you give an overview of what you have there right now in terms of cultivation? If you put the three businesses together, there's a growth processing.

TYSON: You know, I, I would, I would not want to try to ad lib it because it is definitely a, a there are, there are a mix of assets across, I mean, you know, Eaze is easy. It's one, one, you know, consolidated facility in, in Palatka. You know, there's, there's four or five assets, I think, in each, at least in the Fluent business. And there's, there's a couple in the Planet 13. So I just, I wouldn't want to ad lib ad lib that one.

PABLO: Sounds good. All right, just moving on. And I know, again, we are talking here at the state level. In the case of California, right, what are the plans in California, really Glass House stores? Is that a JV? Do you control it? You're consolidated. And maybe a reminder, an overview of the Eaze distribution business there. Just, just remind us what you have in California right now.

TYSON: Sure. So, I mean, the Eaze business is, you know, 12 distribution facilities, three or four storefront retail. And, you know, it is predominantly a delivery business at scale. I think it's the largest delivery provider in that market. It's very stable, steady business. You know, it's been around for, for a very long time. You know, the, the, what was announced in April was a JV with Glass House, you know, which there's some closing conditions we're working through, you know, but once they're satisfied, then it, then it is, the idea is to simply contribute both sets of retail assets into the JV for 50 50 ownership and, you know, and then we were operating a, a, you know, significantly larger platform in that market, which I think is consistent with, you know, pretty much every other market that we are in. It's, it's how can we, you know, most efficiently create, you know, scale, you know, from a capital efficient way and from a speed way that kind of gets us to, to a scale where we think, you know, we think it makes sense to operate. You know, we've said publicly, you know, each of these businesses, we think needs to be $100 million at least business, you know, in some cases 200 and some cases, probably more than that, you know, really to, you know, to honestly, to hire the right team that you can, you can pay or compensate to really execute at, you know, at the right level to, to win in a market. I think California is one of those places where, you know, we would want to build, you know, a very large business in that market. And so, you know, this is just sort of step one getting, getting to that.

PABLO: Only if you can, only if you can answer. I mean, if you want to build a large business in California, why wasn't the Glass House cultivation part of a JV?

TYSON: I mean, we are focused on retail in that market. They're, you know, they are focused on wholesale in that market. I think sometimes it's okay to have a good partners that, that know what they want to do. So we kind of know where we want to focus. We love the delivery business. We, you know, we'd love to see it, at scale further. And, and we love what they're doing on the wholesale side. And, and, you know, they do, too. So I think there's ways to benefit, you know, that, that, you know, create value for their shareholders and ours.

PABLO: So now similar question on New York state, obviously very strong growth on the wholesale side in the last quarter, explain the JV structure and is the upside there mostly for you and the wholesale side, or is there a real opportunity also New York state?

TYSON: Yeah. So, so we entered into a JV with Ace Ventures earlier this year, and that made the first minority owned vertically integrated operator in New York. You know, the Ace Ventures team had been, you know, terrific partners to us, you know, real, real local market knowledge and real alignment with what the New York regulators, you know, were looking for. So I think that's, that's been, that's been a win. You know, we do anticipate as a minority owned business. You know, we will be able to open adult use stores in the market, you know? So I do think that is, that is incremental upside that we don't, you know, is not really factored in. You're seeing, you know, we publish the numbers you're seeing, you know, double digit declines at, in our medical retail stores, as you'd expect. So I do think that will provide some upside, you know, but we also are continuing to, to scale, you know, what is a state-of-the-art facility in New York and provide some of the best products in the market today. And, you know, we continue to, to look to invest in, you know, quantity, quality and, and efficiency.

PABLO: So in terms of state-of-the-art facility, you're referring to Vireo's facility, right? Not the Buffalo facility from Fluent.

TYSON: Correct. Yeah. No, there's the, the, the New York JV owns, you know, 300,000 square foot, you know, facility that, that is, you know, operating, you know, operating extremely well right now and continues to, but continues to find ways to scale.

PABLO: Can you say anything of the plans for the Buffalo facility? I know the deal hasn't closed yet.

TYSON: Yeah. Deal hasn't closed. We'll, we'll provide an update, I think, as we get closer to closing.

PABLO: All right, no, that's good. But again, congrats on New York. Great opportunity. Look, just stepping back. And I think just, just for the audience, I know we went down into the states, nitty gritty 15, 16 states in the platform that could be more. The company plans to go deeper in the places you're in also. But just stepping back in terms of the regulatory side of things, Tyson, what are your expectations even when we get rescheduling? Does interstate trade come with that and the impact that we have on your business? Talk about those two items first on reg.

TYSON: I guess I would say this. Which, you know, getting the culture of a business right, I think is really hard, Pablo. And, like, if the market dynamics are easy, you know, you can get a lot of things wrong. You can have a weak company culture and you can still kind of make money. Right. Managing change, I think, is one of those things that gets really difficult without the right culture in place. And so, you know, what I'd say is, like, underpinning, like, everything we've done, one of the things that we spent an enormous amount of time on is, is really trying to make sure we nail the culture. And what does that mean? That means we've got high degrees of accountability for outcomes. We have a team that understands how to take calculated risk. They understand how to execute at a high level with precision and speed. And so, and I think you're seeing that because I think we have a compelling story of driving organic growth and, you know, inorganic growth with, like, tremendous amounts of capital efficiency. So all that's to say, like when changes come, whether it be the things you cite, right, interstate or, or things we haven't really even thought about yet, maybe. You know, we just want to make sure we have the best team that's able to manage, you know, through those changes. It's our job to plan for those, you know, what those potential policy changes are. And that's, you know, that's the team we've put together is, is to figure out, to make sure we know how to react quickly and, you know, make sure we understand we have a plan a, plan B and plan C. So, I mean, I, I don't really have a comment on, you know, when things might change, you know, I just say that, you know, we're trying to put the best team to, to respond when things do change.

PABLO: Sounds great. Thank you. I mean, before we move, I know we're running out of time, but we have a few more questions here. Sam, so I mean not to put you in the spot, but, I mean, obviously you were running a very tight operation, very efficient operations, successful operation in Reno. I'm sure you had offers from other companies to buy the business. Why was taking paper, in this case stock from Vireo Growth? Why was that the right acquirer?

SAM: I mean, we, we went through a very diligent process, comprehensive process. And, you know, a lot of that is publicly disclosed in our circular. So you can kind of see the timeline of, of how we got to, to a definitive with, with Vireo. We believe Vireo has the most upside in the industry and is the most misunderstood large operator in the industry. And we saw this as an opportunity to, I mean, our, our objective was, and stated objective was always to be the largest in Nevada. And this, this was the, you know, the easiest route, the, the best route for us to take to, to accomplish that. It's really hard when you're a small operator like C21 to, to scale in a way that doesn't overleverage your balance sheet or doesn't blow up your cap table. And so this was an opportunity that we saw, that we fit into geographically, we fit so well into what their platform was in Nevada. Our stores, which are, you know, some of the highest volume stores in that state, you know, we did 725,000 transactions through three doors. These are 10 million plus doors, you know, and Deep Roots runs a very similar high volume, you know, 10 million per door kind of business. And so the marriage of these made total sense. This is in a state that's, I think 6 million is the average, is the average door. So, you know, these are, these are outlier businesses in that state. So the, you know, the marriage and, you know, we also had a previous transaction with Deep Roots where we bought their north, their southern Reno store. So we, we knew, we knew them well. But ultimately, it's, it's, it's yards after the catch for us. We believe that Vireo's, you know, mispriced, misunderstood. And ultimately, when, when the GAAP financials is kind of backfill as these businesses consolidate and the market gets too, you know, as we build trust with the market and the market starts to appreciate and understand what we put together here, you know, we, we believe that there's a rerate. And so ultimately, that was what drove C21. It's, there's familiarity in culture in, you know, ultimately what we thought were the, the goals that we had aligned so well with theirs that, you know, we, we couldn't be happier that there are partner moving forward, so.

PABLO: Thank you. That's, that's a great color. Tyson, two last questions for you. One may discuss the relationship, if any, with the Chicago Atlantic group. And then the second one on, on some point, you know, given the very decentralized structure, how do you share all these best practices right from one state to another if they apply things?

TYSON: Sure. Yeah. I mean, lending is pretty simple. I mean, John Mazarakis is our CEO and is one of the founders of Chicago Atlantic. But, you know, he stepped down from an operating role there when he took over as CEO and co-chairman of Vireo. You know, Chicago Atlantic have been great partners to us, you know, as a lender. We've definitely leveraged their ability to move very quickly in certain situations, you know, ready access to capital, which has a cost, you know, but, but we ultimately bias towards, you know, more permanent financing at, you know, things like the ABL at SOFR + 175 or, you know, or our Regional Bank financing we did last year. You know, they are the largest lender in the space, and we've been, you know, the past 18 months the most acquisitive of the space. So, it's sort of impossible not to, you know, run into each other, you know, but we treat them as a related party. You know, we have the appropriate governance set up to make sure, you know, we ultimately can make decisions that are good for your shareholders and, you know, John also voluntarily recuses himself from, you know, any deals that involve Chicago Atlantic. So, you know, but look, from where I sit, I think, I think we've taken the right steps to address the conflicts and, you know, personal opinion, I believe the overall relationship has ultimately been an advantage to the various shareholders.

PABLO: So, you know, on sharing best practices, maybe Sam can add, but I mean, in terms of, obviously, you have all these, you know, best practices. I mean, he was talking in the case of Nevada, right? You have also a very decentralized structure. You know, how do you share those best practices in one state to another if they apply?

TYSON: Yeah. I mean, I think we're, we're thoughtful about it. Right. Again, procurement is a good example where, you know, that, that's, that's in some cases a simple one, which is building a common item file to work across the organization and make sure that, you know, people are buying right and buying from a common catalog. You know, we've, we've been, you know, we've been focusing on the places where we see the most opportunity. You know, there's, there's some informal conversations that happen between, you know, heads of cultivation, for example, in each market, which I think you've seen yield some, some, you know, improvements to sort of local market SOPs and sort of flag whether or not something we need to focus on. You know, there's been some progress on some LMS integration, you know, to really think about, like, what is a, what is a common training program for budtenders? All these things, I think, add value over time. I just think we're not necessarily in a rush because there's nothing fundamentally wrong with most of these businesses. I mean, they're, they're continuing to, to run well. So, I mean, I'm, you know, giving you some examples of places we've, you know, we have started to, to implement. The one thing I will say, too, is, you know, we do have a, a very sophisticated offshore AI team based out of Vietnam that, that has provided a tremendous amount of value pushing down to all of the local markets, common KPIs. You know, some of the, some of the, you know, the ways that we think about retail success really in the hands of the store level managers. So, you know, not just state leaders, but really trying to push intelligence down to the hands of, you know, of the people that are really touching the customer and, and directing the, the troops on the ground. So I think that's, that's one place where you've seen, you know, a fair amount of, of, of knowledge. And the whole broader analytics platform, I mean, there's, we do arm the states and the stores and, and the, and the production assets with, with a fair amount of data and intelligence about their business that they may not have had before.

PABLO: Tyson one more to hear from the audience, someone asking about your plans or path for uplisting.

TYSON: Yeah. I mean, I think we like, like, like I said earlier about, you know, managers, our job is to, you know, vet all the different things and make sure we're prepared. I'd say, you know, we've done the work and we know what it takes and we know how to do it. And, you know, if we think it's in the interest of, of our shareholders to move forward with something, you know, we will.

PABLO: Right. Well, that's great. Thank you very much. Look, if you want to make any close remarks here, I guess as you do this Tyson or Sam, you know, I always say there's a macro view. What happens with the rerating of the sector rescheduling of regulators this year? But when investors, where institutions or retail look at MSOs, right? They look at relief. They are doing this international domestic angle. You look at Green Thumb, the, the transaction, they have the RIM transaction coming. Or you look at Trulieve. They just have listed on NYSE very focused on, on NYSE, very focused on, on medical. You know, in that context of MSO somewhat being indifferent, how would you pitch or position Vireo Growth to investors?

TYSON: Look, I think it's super simple. We are, we are dead set on building an institutional S&P 500 company that, you know, right now we are in the cannabis and agricultural space. And, you know, that, that should be the most investable company.

PABLO: Right. Well,

SAM: And we're positioned, you know, we're positioned well with, with, you know, a balance sheet that is, that isn't, you know, stretched or levered in any way that, you know, that we have capital efficiency that we can act quickly. And, you know, we're Tyson's earlier point. We're not necessarily taking a pause here. Right. I mean, our goal is to keep scaling and keep building in these markets with, with the goal of having all of our markets at least at 100 million run rate. In some cases like Nevada, when you combine Deep Roots in C21, you're already at, you know, 140, 150 million. And that's before the Planet 13 consolidation. So, you know, we may be in some markets upwards of 200 million in time. But that's really where we're going to see tremendous scale and efficiency take place. Right. As we, as we hit those numbers in those, in those markets, but ultimately, you know, we're, we're buying assets that we believe are always not just scale, but they're, they're adding accretive value to the, to the overall business. We are in markets where we believe that we're successful already despite, you know, the compression and some of the, you know, some of the downward trends that have existed in, in, in the markets already. And so ultimately success in this industry is going to be, can you generate cash in markets as they mature? Right. So it's, it's one thing to generate cash in a market that is recently transitioned from medical to adult use, where, to your point, you know, grams are still selling at double digits, you know, pounds are 3000 or, or, or things like that. But can you generate cash non-volatile cash in a market after it matures? And that's really where the winners are going to come out here. And I don't think a lot of people think of things that way in terms of, you know, the overall opportunity in the industry and, you know, where, where the investment dollars go.

Ultimately for, for me personally, I think generating per share growth will be the defining factor of this company. And we're seeing a tremendous trend building here that I believe is being missed by the market. So, you know, our job is obviously to, you know, continue executing and, you know, results, results will ultimately tell the story.

PABLO: And for the audience, you know, and the point of being missed by the market, you have Vireo Growth trading again at 0.8 times EV to sales when others are trading at 2.5, 3, three times EV to sales. Thanks again, Tyson, Sam, everyone. Have a good day. Thank you for joining us. Sam: Have a good day.

TYSON: Thank you, Pablo.

Additional Information and Where to Find It

On July 27, 2026, Vireo and Planet 13 entered into the Merger Agreement, dated as of July 26, 2026, by and among Vireo, Planet 13 and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13, with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo. In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13's stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13's equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13's stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger. BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13's stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13's proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13's website is not incorporated by reference into, nor does it form a part of, this Form 425 or any other document that Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13's stockholders in connection with the Merger. Information regarding Planet 13's directors and executive officers is set forth under the captions "Proposal No. 1: Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation," "Director Compensation," "Executive Compensation Tables," "Director Compensation" and "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement for Planet 13's Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the "Annual Meeting Proxy Statement"). To the extent the holdings of Planet 13's securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC's website at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13's stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Directors, Executive Officers and Corporate Governance" of Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains "forward-looking information" or "forward-looking statements" within the meaning of applicable United States and Canadian securities legislation (referred to herein as "forward-looking information"). Forward-looking information contained in this Form 425 may be identified by the use of words such as "should," "believe," "estimate," "would," "looking forward," "may," "continue," "expect," "expected," "will," "likely," "subject to," and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo's expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management's experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo's and Planet 13's control; Vireo's and Planet 13's ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo's and Planet 13's ability to meet the demand for flower in their various markets; Vireo's ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo's and Planet 13's respective profiles on SEDAR+ at www.sedarplus.com. The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.